

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

Via E-mail
Rudolph Southwell
Principal Executive Officer
Ideal Restaurant Group, Inc.
277 North Avenue, Suite 200
New Rochelle, NY 10801

> **Re: Ideal Restaurant Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 2, 2012**
> **File No. 333-184737**

Dear Mr. Southwell:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have no assets excluding cash and prepaid expenses, no revenues to date and appear to have no or nominal operations. We also note that significant steps remain to commence your plan of operations and to open your first family dining restaurant. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 4 and the Plan of Distribution section on page 20 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Cover Page

3. We note your reference to Rule 416(a) of the Securities Act of 1933 in footnote 1 to the Calculation of Registration Fee table. We also note that the registration statement is not registering any convertible securities. Please revise footnote 1 to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection accordingly.

4. Refer to footnote 3 to the Calculation of Registration Fee table. Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act of 1933. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Cover Page

5. Please limit the prospectus cover page to one page and to include the date of the prospectus. Refer to Items 501(b) and 501(b)(9) of Regulation S-K.

Table of Contents, page i

6. Please refer to the second paragraph following the table of contents. Please delete the third sentence.

Prospectus Summary, page 1

Company Overview, page 1

7. Please revise the first paragraph to clarify that you have not built, opened or operated a family dining restaurant to date. Also balance the disclosure by clarifying that while you have plans to open multiple restaurants, you cannot provide any assurance that you will be able to open any restaurant. Please revise the Our Business section on page 27 accordingly.

8. Please refrain from referring to your customers as "guests." We note that "customers" denotes persons who pay for goods or services. Please revise throughout your prospectus accordingly.

9. Please revise the second paragraph to clarify, if true, that while you plan to open your restaurants in New York or New Jersey, you have not identified the specific target market or franchise concept for your first family dining restaurant. Please revise the Our Business section on page 27 accordingly.

10. Please clarify whether you intend to enter into the fast food, fast casual, casual dining or family dining category. We note that you have listed competitors on page 6 that cover a varied spectrum of restaurant categories.

11. Please revise the third paragraph to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital.

12. In the third paragraph, please clarify in the second sentence the date of your inception, as the audited financial statements disclose an inception date of December 22, 2011 rather than January 1, 2012. Also provide clarification in the first paragraph under Corporate Information on page 2, and elsewhere in the filing where the date of your incorporation is disclosed.

Corporate Information, page 2

13. Refer to your disclosure of being an "emerging growth company" in paragraph 3 of page 2. Please provide a cross-reference to the Risk Factor discussion on page 14, "*We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors*." In addition, please expand the Section 107 of the JOBS Act disclosure regarding the provision whereby an emerging growth company can take advantage of extended transition period for complying with new or revised accounting standards, to disclose whether you have elected to use the extended transition period or you intend to "opt out" of the extended transition period. If you have elected to opt out of the extended transition period, please include a statement that the election is irrevocable.

Risk Factors, page 4

14. Please delete the first sentence of the third introductory paragraph of this section. This section should identify all known material risks and should not reference unknown or immaterial risks.

15. We note that Mr. Robinson owns an International House of Pancakes in Palisades, New York. Please revise to add a risk factor to discuss any non-compete restrictions, if any, that may exist due to Mr. Robinson's association with the International House of Pancakes franchise and the fact that you have one wholly-owned subsidiary called Destiny Pancakes, LLC.

16. We note that you are exploring the possibility of opening a restaurant business through a franchise arrangement. Please revise to add a risk factor to discuss any risks related to obtaining the franchise rights necessary to build and operate your first family dining restaurant.

17. Please revise to add a risk factor addressing the risks that you may face attempting to open a restaurant during the current economic climate, including less consumer discretionary income and greater lending guidelines.

18. Please revise to include a risk factor to discuss the rising costs of food products.

19. Please revise to add a risk factor addressing the fact that there is no minimum amount to be raised in this offering and investors may lose their entire investment if the offering does not raise enough funds to sustain your business or to implement your plan of operations.

20. Refer to footnote 5 to your audited financial statements. We note that you have missed certain quarterly interest payments on your outstanding promissory notes. Please revise to add a risk factor to discuss any risks related to any late interest payments, the aggregate payment amount and any potential defaults under the respective promissory notes.

We have never generated a profit, page 5

21. We note your disclosure that you expect to incur losses over the next 12 months because you do not expect anticipated revenues to offset the expenses associated with the development and implementation of your business plan. Please revise to quantify the amount of losses that you expect to incur over the next 12 months or alternatively quantify your monthly post-offering "burn rate."

We participate in a highly competitive industry, page 6

22. Please revise the second paragraph to remove references to well known, established companies as it is not clear you will compete with their operations in the near future. Please also revise the Competition section on page 28 accordingly.

Our President and Vice President may face conflicts of interest, page 8

23. Please revise to disclose the conflict of interest risks of having your executive officers directly involved in similar businesses while operating your company.

We do not have a compensation or an audit committee, page 9

24. We note your references in the risk factor header and accompanying paragraph to "independent directors." We also note your disclosure on page 10 and in the Director Independence section on page 32 that you do not have any independent directors. Please reconcile.

Currently, there is no established public market for our securities, page 10

25. We note the reference to "Brick Top" in the third paragraph. Please revise or advise.

We may need additional capital in the future, page 11

26. Please revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your plan of operations so that investors may assess the risks.

Use of Proceeds, page 17

27. Please expand the first paragraph to also disclose that the estimated offering expenses are $65,000 and that none of the proceeds will be used to pay these expenses. Reference is made to the Registration Costs section on page 3. Clarify that, as a result, the entire gross proceeds from the offering will be available for allocation in the tabular presentation of use of proceeds.

Promissory Notes, page 17

28. Please revise to disclose the names of the two investors who have received promissory notes from you or include a cross-reference to your disclosure on page 29.

Dilution, page 19

29. Refer to the second paragraph. It appears your net tangible book value and per share amount at June 30, 2012, without giving effect to the offering, was $(41,774) and $(0.01), respectively, rather than the amounts shown. Please advise and also revise the computations in the next amendment to reflect the most recent interim balance sheet date.

Principal Shareholders, page 25

30. For The Schooner Group, LLC, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Description of Business, page 27

Our Business, page 27

31. We note that the Use of Proceeds section on page 17 details different funding scenarios. Please revise to discuss your alternate plan of operations at the different funding levels (25%, 50%, 75% and 100%). Within this discussion, please clarify the main differences in each plan of operations and detail how the different funding levels will affect your business and current operations.

32. We note your disclosure in the Use of Proceeds section on page 17 that you anticipate needing $1,200,000 to construct, develop and operate each family dining restaurant. Please revise to disclose any assumptions used to calculate such cost estimate such as leased versus owned property, number of employees, etc. Please include sufficient details so that investors can understand how this cost estimate was calculated.

Material Agreements, page 29

Support Services Agreement with the Schooner Group, LLC, page 30

33. We note that The Schooner Group, LLC is a beneficial owner of 350,000 of your common shares as disclosed under the Principal Stockholders section on page 25. Please expand the disclosure to discuss this investment in your shares by The Schooner Group, LLC, including the date of investment and price paid (or value of services provided) to acquire the common shares. See your disclosure under the Related Party Transactions section on page 36 where you disclose that The Schooner Group, LLC acquired each of 175,000 of your common shares on two different occasions.

Directors, Executive Officers, Promoters and Control Persons, page 31

34. Please revise to clarify whether Mr. Southwell and Mr. Robinson are currently involved with their respective operations at International House of Pancakes.

35. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Messrs. Southwell and Robinson that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K. In this regard, we note your current disclosure of "knowledge of [your] company and business" is overly generic. In this

regard, please explain your statement that your directors have diverse experiences which include "corporate governance and board service, finance, management and industry experience."

Executive Compensation, page 35

Summary Compensation Table, page 36

36. Please revise to clarify that the amounts listed in the "Stock Awards" column of the "Summary Compensation" table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

37. Please revise to include a footnote disclosing all assumptions made in the valuation of any stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Related Party Transactions, page 36

38. We note that you have a related-party loan with Mr. Southwell. Please revise this section to include the information required by Items 404(a) and 404(d) of Regulation S-K with respect to this related-party loan.

39. We note your disclosure in this section that you incurred $31,033 in legal fees from a related-party. Please revise this section to disclose the name of the related-party and the basis on which the party is a related-party. Refer to Item 404(a)(1) of Regulation S-K.

40. Refer to the second to last paragraph of this section and the second paragraph in the Conflicts of Interest section on page 37. We note that each section references that your independent directors will be responsible for certain actions. We also note that you do not have any independent directors. Please revise each section as applicable.

Plan of Operations, page 39

41. Please revise to include a more detailed plan of operations for the next 12 months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. We note that the Use of Proceeds section

on page 17 details different funding scenarios. If alternate plan of operations will be pursued at different funding levels (25%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operations. Please also revise the Prospectus Summary section on page 1 to clarify in greater detail the alternative plan of operations at the different funding thresholds.

Liquidity and Capital Resources, page 40

42. We note your disclosure in the third paragraph that over the next 12 months that you anticipate needing at least $165,000 to cover the costs of this offering and to pay off your outstanding promissory notes. We also note that you anticipate public company reporting costs of between $30,000 and $50,000 per year. Additionally, we note that the above amount also does not appear to factor in your monthly burn rate, pre or post-offering. Please revise your near term, i.e. less than 12 months, financing requirement or advise.

Report of Independent Registered Public Accounting Firm, page F-2

43. Please disclose on the face of the auditors' report, the city and State of issuance of your independent registered public accounting firm. See Rule 2-02(a) of Regulation S-X.

Financial Statements

Consolidated Balance Sheet, page F-3

44. Refer to the line item Prepaid Expenses. Please tell us and provide note disclosure as to the nature of these prepaid expenses. To the extent these are deferred offering costs, please disclose that they will be charged against Paid-in capital upon completion of your offering.

Statement of Stockholders' Equity, page F-5

45. Please revise the line item, Shares issued to employees for services, to separate into another line item, Shares issued to Founders for services. In this regard, we note that Mr. Southwell, your founder, was issued 3,500,000 common shares at inception on January 2, 2012, valued at $17,500. Also, to the extent the 62,500 common shares issued on January 2, 2012, valued at $313, to Mr. Robinson, are also considered to be founder shares, please include these as well into the line item, Shares issued to Founders for services.

Statement of Cash Flows, page F-6

46. It appears that the advances from shareholder balance should be classified as a financing activity rather than an operating activity. Please revise accordingly. In this regard, this obligation appears to represent an eighteen month promissory note as described on page 30. Please revise or advise.

Note 1. Background and Basis of Presentation, page F-7

47. Please expand to disclose the end of your fiscal year. It is unclear as to whether your fiscal year ended June 30.

Note 8. Related Party Transactions, page F-9

48. Please expand to provide a discussion of the warrants issued to Public Financial Services, LLC to acquire 200,000 shares of your common stock at an exercise price of $5.00 per share. Refer to your disclosure on page 30 under Consulting Agreement with Public Financial Services, LLC. Please also disclose the date the warrants were issued and their term.

Age of Financial Statements

49. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should include updated financial statements and related financial information, such as MD&A, for the three months ended September 30, 2012.

Item 17. Undertakings, page II-3

50. Please revise to provide the full undertaking set forth in Item 512(h) of Regulation S-K. In this regard, we note that you have only provided a portion of the undertaking.

Signatures, page II-5

51. Please revise the second half of your signature page to include the signature of your principal executive officer. To the extent Mr. Southwell is also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

Accountants' Consent

52. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

53. At Exhibit 23.1, please clarify in the second paragraph that your auditors consent to their Firm under the heading "Interests of Named Experts and Counsel" in the Prospectus forming a part of the Registration Statement.

54. Also, refer to your disclosure under Expert on page 25 for Public Financial Services, LLC. Please advise why you believe an expert consent is not required to be filed, and consider deleting reference that they provided assistance in the compilation on responses to comments made by the Securities and Exchange Commission. Refer to Rule 436 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Joel Arberman